BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

June 5, 2020

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Boxlight Corporation
Registration Statement on Form S-1
File No. 333-238634

Ladies and Gentlemen:

Please withdraw the previous acceleration request filed on behalf of Boxlight Corporation (the “Registrant”) on June 4, 2020 in relation to the Registration Statement on Form S-1 (File No. 333-238634), as amended (the “Registration Statement”).

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement so that it may become effective at 5:00 p.m. Eastern Daylight Time on June 8, 2020, or as soon as practicable thereafter. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

The Registrant hereby authorizes Megan J. Penick, of Michelman & Robinson, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BOXLIGHT CORPORATION

By:	/s/ Michael R. Pope
Name:	Michael R. Pope
Title:	Chief Executive Officer